

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2007

Mr. Fernando Ramírez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278-280
Madrid, Spain 28046

   Re: Repsol YPF, S.A.
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed July 14, 2006
     File No. 1-10220

Dear Mr. Ramírez Mazarredo:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          Jill S. Davis
          Branch Chief